SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at July 5, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: July 5, 2007

Print the name and title of the signing officer under his signature.
---------------------------------

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 South Africa 27 (0) 11 884 1610 www.grtbasin.com

GREAT BASIN GOLD'S BURNSTONE PROJECT OPTIMISATION STUDY RECOMMENDS INCREASE IN
PRODUCTION BY 19% TO 254,000 OUNCES PER ANNUM

July 5, 2007, Vancuver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) ("Great Basin Gold" or the "Company") announces that the Optimization Study undertaken on its Burnstone Project in South Africa has been completed with the results being included in a updated Feasibility Study ("Optimised Feasibility Study ") which will be filed on www.sedar.com.

Based on the Optimised Feasibility Study, annual average production is planned to increase by 19% from 214,000 ounces per annum to 254,000 ounces per annum.

Since the initial feasibility report filed in May 2006, additional surface exploration drilling and mine planning has taken place. Inclusion of Area 2 for consideration of mining, and expansion of Area 1 have increased the available ounces of gold that can be accessed for development and extraction at the Burnstone Project from 2.4 million ounces to 3.5 million ounces, an increase of 46%.

Using a long term gold price of US$550/oz, an exchange rate of South African Rand (ZAR) 7.50 to the US Dollar and using a discount rate of 5%, the Burnstone Project has a Net Present Value (NPV) of US$322 million and an Internal Rate of Return (IRR) of 24%. This is significantly higher than the NPV of US$138 million and an IRR of 18% reported for the May 2006 Feasibility Study. This excludes an amount of approximately US$22 million, which is available from historical project capital expenditure as a tax offset against project earnings.

The current study takes into consideration a higher tonnage being milled and recent inflationary pressures experienced by the industry. A measure of conservatism was built into working costs, increasing by 6% from US$36.63 per tonne to US$38.77 per tonne. The combination of a slightly lower grade and higher cost escalation factors resulted in cash costs increasing by 15% from R57,256/kg to R66,091/kg; in US$ terms, cash costs increased by 11% from US$254/oz to US$283/oz.

The need for a larger metallurgical facility and the construction of a second decline has resulted in development capital costs increasing by US$60 million, from US$114 million to US$173 million. With the life of mine of the operation being extended by 5 years from commencement of the project, from 14 to 19 years, maintenance capital has increased from US$29 million to US$65 million.

Ferdi Dippenaar, CEO and President commented,

"We are extremely pleased with the results of the Burnstone Optimisation Study. In all measures, the returns on the project have improved significantly. We are continuing with exploration in Area 4, which we expect to add further to our resource base.

A large portion of Area 2 has not been included in the current production schedule. Infill drilling will continue and we are confident that more ounces will become available for mining from that region. In both instances, the additional ounces will be mined from the planned infrastructure. This will favourably impact on the ongoing working and capital cost of the project.

Any shortfall in funding will be bridged with the approved project financing facility of US$56 million (ZAR400 million) we have available, that carries no hedging commitments."

With the updated resource information that was available at the time of the report and derived from the additional drilling, Turgis Engineering were tasked to update the mining plan and reserve statement, and include those resources in Area 2 that met or exceeded the mining criterion as part of the mining plan.

Area 1 is the primary mining plan area and all resources included in the previous Feasibility Study were in Area 1. For the Optimised Feasibility Study, Area 1 was re-evaluated, the mine design was improved and proven technology incorporated. This mining region is planned to be accessed through a single decline shaft for personnel and equipment with a vertical shaft with a depth of 495 metres being used for the hoisting of reef and waste.

The infill drill program implemented for Area 2 increased the mineral reserve, creating a relatively consistent production rate over the Life of Mine (LoM) of the project. The Area 2 reserves will be accessed through a twin decline for personnel and equipment as well as the extraction of reef and waste.

The two operations are in close proximity and will share surface infrastructure, systems and business services.

This Optimised Feasibility Study was preceded by the May 2006 Feasibility Study, which was based on 2005 exploration results and cost estimates. The results of the Optimised Feasibility Study are summarized in the following tables and compared to the May 2006 results:

LONG TERM ECONOMIC ASSUMPTIONS
Gold Price	US$ - 550 per ounce ZAR - 132,600 per kilogram
Exchange rate	ZAR/US$ - 7.50
Proven and probable reserves	24.1 million tonnes @ 4.5 grams of gold per tonne or 3.5 million ounces

For the May 2006 Feasibility Report, reserves containing a total 2.4 million ounces were used, while the Optimised Feasibility Study is based on proven and probable reserves containing 3.5 million ounces of gold - an increase of 46%.

FINANCIAL RESULTS
All-in capital and operating costs	US$355 per ounce ZAR 82,917 per kilogram
Cash on mine operating costs	US$283 per ounce ZAR 66,091 per kilogram
IRR NPV (5%) NPV (10%)	23.5% US$322M US$156M
Payback	4 2/3 years after mill start-up

PROJECT CAPITAL COST	ZAR (million)	US$ (million)
Mine development	985	131
Process plant	254	34
Tailings	61	8
Sub Total	1,300	173
LoM Capital	487	65
Total Project Capital	1,787	238

Compared to the May 2006 Feasibility Study, overall capital expenditure per ounce has increased by 15% from US$60/oz to US$69/oz. Mine Development capital costs have increased by US$2 per ounce from US$48/oz to US$50/oz. Due to the extension in Life of Mine from 14 to 19 years, the LoM capital cost has increased from US$12/oz to US$19/oz.

OTHER INDICATORS
Metallurgical Recovery	95%
Recovered Gold (LoM)	3.3 million ounces
Average Annual Gold Recovery	254,000 ounces during mill life
Pre-production period	4 years to end of 2009
Mill start-up (100,000 tonnes per month)	Jan 2010
Mill full production @ 175,000 tonnes per month	8.5 years to March 2020
Life of Mine	19 years including 4 years pre-production
Full employment	+ 2500

OPERATING COSTS	ZAR/tonne milled	US$/tonne
Mining	252.26	33.64
Milling	36.18	4.82
Administration and other costs	2.34	0.31
Total	290.78	38.77

  Operating costs are increased by 15%, from ZAR254 per tonne, to ZAR291 per tonne, mainly to provide for a higher inflationary cost scenario.

MINERAL RESOURCES
Category	Cut-off Cm g/t	Tonnes	Gold Grade g/t	Contained Gold Ounces
Measured	300	32,047,000	8.48	8,736,000
	350	26,221,000	8.99	7,582,000
	400	21,045,000	9.69	6,555,000
Indicated	300	11,869,000	5.13	1,958,000
	350	9,262,000	4.53	1,348,000
	400	8,245,000	4.28	1,135,000
Total Measured & Indicated	300	43,917,000	7.57	10,694,000
	350	35,483,000	7.83	8,930,000
	400	29,291,000	8.17	7,690,000
Inferred	300	4,542,000	11.09	1,620,000
	350	1,442,000	12.94	600,000
	400	836,000	15.18	408,000

MINERAL RESERVES AT 4.0 G/T CUT-OFF AND FULLY DILUTED
Category	Tonnes	Gold Grade g/t	Contained Gold Ounces
Area 1
Proven	17,478,000	4.69	2,636,000
Probable	1,158,000	4.49	167,000
Area 2*
Proven	3,975,000	3.75	479,000
Probable	1,525,000	3.97	194,000
Proven	21,453,000	4.52	3,115,000
Probable	2,683,000	4.19	361,000
Total Proven & Probable Reserves	24,136,000	4.48	3,477,000

*Note to Mineral Reserve Table: The cut-off grade of 4 g/t (in-situ stope grade) has been applied to Area 2 in the same way as Area 1. The grade stated in the mineral reserve is a RoM or Head Grade and includes dilution and gold losses. Although the average RoM Grade from Area 2 is less than 4 g/t and is close to the cut-off grade, the average grade in-situ stope grade of the areas mined in Area 2 is 4.81 g/t; therefore, this Area can be mined profitably and is included in the mineral reserve.

The Technical Report on the Optimised Feasibility Study is based on a full review of the results of the components by Derek Rance, P.Eng., of the international mining consultants Behre Dolbear & Company, who is an independent qualified person as defined by National Instrument 43-101. Individual components of were completed by South African consulting firms, including:

-Mineral resources were updated by GJ van der Heever, Pr.Sci.Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd.
-Mineral reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of Clive Brown, Pr.Eng.
-Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM, of MDM Ferroman.
- Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and other subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner and R.J. Scheurenberg, Pr.Eng.

Great Basin Gold has two advanced stage gold projects in two of the world's best gold environments. In addition to its Burnstone Gold Project in South Africa's Witwatersrand Goldfield, the Company holds a 100% interest in the Hollister Property on the Carlin Trend in Nevada, USA.

For more information on Great Basin and its projects, please visit the Company's website at www.grtbasin.com or call Investor Services at +27 (0) 11 884 1610 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

All information contained in this press release relating to the contents of the Optimised Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of conveyor, grinding and leaching plant facilities also constitutes such "forward looking statements." The Optimised Feasibility Study was prepared to quantify the Burnstone project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project's mineralization is not yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Optimised Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Authorization has been received for bulk sampling. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Optimised Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Optimised Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Optimised Feasibility Study. Prices for gold have been below the price ranges assumed in Optimised Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged peoples and for which ownership rights the Company may not be significantly compensated. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.